Exhibit 99.2
ASML 2010 Second Quarter Results Sales set for new high amid increasing semiconductor fab spend July 14, 2010

Safe Harbor “Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

Agenda Business summary Market ASML business update Outlook and summary

Business summary

Q2 results - highlights Net sales of € 1,069 million, 43 systems shipped valued at € 923 million, service revenue at € 146 million Gross margin of 43.0% (record) Operating margin of 27.4% (record) Shipped 25 immersion systems Booked 59 systems, valued at € 1,179 million Backlog increased to € 2,401 million (record), 101 systems with ASP of € 26.7 million for new tools, including 58 immersion tools Generated € 193 million cash from operations

2005 2006 2007 2008 2009 2010 Q1 685 629 949 919 183 742 Q2 763 942 930 844 277 1069 Q3 533 958 934 697 555 Q4 548 1053 955 494 581 2369 Total net sales M€ 2,529 3,582 3,768 Numbers have been rounded for readers' convenience. 2,954 1,596 Guidance: 2010 sales to grow 10 - 15% above historical peak of € 3.8 billion

Net system sales breakdown in value: Q2 2010 DRAM NAND Foundry IDM R&D East 43 20 25 12 West North End-use Foundry 25% Numbers have been rounded for readers' convenience. Technology ArF immersion 83% ArF dry 3% Taiwan Korea U.S.A Europe Japan Singapore China Stp 24 33 16 10 8 5 4 West North USA 16% Korea 33% ArF immersion ArF dry KrF I-Line Q1 25 2 12 4 Sales in Units Region Singapore 5% Taiwan 24% DRAM 43% IDM 12% Japan 8% KrF 11% I-Line 1% China 4% ArF immersion KrF ArF dry I line East 85 11 3 1 West North Europe 10% ArF Immersion 85% NAND 20% Assuming hybrid memory fabs to produce DRAM

Consolidated statements of operations M€ Numbers have been rounded for readers' convenience.

Key financial trends 2009 - 2010 Consolidated statements of operations M€ Numbers have been rounded for readers' convenience. Numbers have been adjusted for consolidation of variable interest entity.

Cash flows M€ Numbers have been rounded for readers' convenience.

Balance sheets M€ Numbers have been rounded for readers' convenience.

77 % of backlog or € 1,859 million system sales carry shipment dates in the next 6 months Booked 48 new tools at € 1,145 million, 11 used at € 34 million Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. Numbers have been rounded for readers' convenience. Backlog as of June 27, 2010

Backlog: value and litho units Backlog Jan 04 Apr 04 Jul 04 Oct 04 Jan 05 Apr 05 Jul 05 Oct 05 Jan 06 Apr 06 Jul 06 Oct 06 Jan 07 Apr 07 Jul 07 Oct 07 Jan 08 Apr 08 Jul 08 Oct 08 Jan 09 4/9/2009 Jul 09 Oct 09 Jan 10 Apr 10 Jul 10 Backlog value 993 1357 1800 2053 1691 1377 987 1245 1434 1596 1830 2126 2146 2163 1745 1769 1697 1167 1106 1028 755 853 1064 1356 1853 2170 2401 Units 124 163 174 183 131 107 80 87 95 106 127 151 163 148 109 90 89 65 59 53 41 38 43 54 69 85 101 Backlog in units

Korea Taiwan USA Japan Singapore Europe China 17 31 24 8 2 9 9 DRAM IDM Foundry NAND 44 28 11 0 15 0 immersion KrF 1-line ArF dry 81 16 1 2 Backlog in value per June 27, 2010 Total value M€ 2,401 Technology ArF immersion 81% KrF 16% I-Line 1% Region USA 24% Taiwan 31% Korea 17% Europe 9% Japan 8% End-use DRAM 44% IDM 28% Foundry 13% Numbers have been rounded for readers' convenience. Singapore 2% 58% NXT 23% XT China 9% ArF dry 2% NAND 15% For hybrid memory fabs assuming 75% for DRAM, 25% for NAND

DRAM idm foundry NAND 20 41 27 12 Bookings activity by sector - total value M€ 1,179 DRAM idm foundry NAND 20 45 22 13 Bookings in value Bookings in units IDM 45% Foundry 22% DRAM 20% IDM 41% Foundry 27% DRAM 20% NAND 12% NAND 13% For hybrid memory fabs assuming 75% for DRAM, 25% for NAND

Market

More devices, bigger market in mobile Source: Morgan Stanley, The Mobile Internet Report, Dec 2009 10 1,000 100 10,000 100,000 1,000,000 0 1960 1970 1980 1990 2000 2010 2020 Devices/Users (MM in Log Scale) 1 Minicomputers 10MM+ Units PC 100MM+ Units Desktop Internet 1B+ Units / Users Mobile Internet 10B+ Users Mainframes 1MM+ Units Computing growth drivers over time, 1960 - 2020E More than Just phones Smartphone Kindle Tablet MP3 Cell phone / PDA Car Electronics GPS, ABS, A/V Mobile Video Home entertainment Games Wireless home appliances Increasing integration

Market overview Semiconductor unit growth back to historical trend, catch up capacity investments required in all sectors after a long period of slow capacity growth Share of new technology nodes in total semiconductor market accelerating as shrink continues to enable reduced chip cost and increased bit growth New technologies nodes require much more immersion layers and litho tool capacity than actual installed base allows

Semiconductor revenue outlook 2010 is +28% and +10% in 2011 Sources: See chart (7/10) Weighted average is based on age of forecast from market institute and respective level of accuracy for the last 3 years. 2010 Semiconductor revenue growth forecast over time 0% 5% 10% 15% 20% 25% 30% 35% Jan-09 Feb-09 Mar-09 Apr-09 May-09 Jun-09 Jul-09 Aug-09 Sep-09 Oct-09 Nov-09 Dec-09 Jan-10 Feb-10 Mar-10 Apr-10 May-10 Jun-10 Jul-10 Aug-10 Sep-10 Oct-10 Nov-10 Dec-10 Date of Forecast YoY Semiconductor revenue growth Future Horizons SIA Semico Dataquest IC Insights WSTS iSuppli VLSI Research AVERAGE

Accelerated technology transitions per sector Source: ASML (4/10) DRAM: Expanding 4x nm node production capacity in 2010, preparing for 3x nm node in 2011 NAND: Current advanced volume chip production at 3x nm node, ramping 2x nm node in 2011 Logic: Available production capacity at 6x and 4x nm node, starting 3x nm node in 2011 MPU: Production at 3x node in 2010 and starting 2x nm node production in 2011

NAND 0 1 2 3 4 5 6 7 8 2008 2009 2010 2011 Immersion Exposures Snapshot based on average customer product mix (300mm) and layer stacks Increasing number of critical exposures in sub 50 nm nodes require more immersion tools DRAM 0 1 2 3 4 5 6 7 8 2008 2009 2010 2011 Immersion Exposures LOGIC 0 1 2 3 4 5 6 7 8 2008 2009 2010 2011 Immersion Exposures MPU 0 2 4 6 8 10 12 14 2008 2009 2010 2011 Immersion Exposures

Source: ASML Simulation model (6/10) Capacity additions and technology transitions expected in 2011 to meet forecasted DRAM demand* * Litho demand consistent with Gartner bit growth demand forecast of 50% in 2010 and 52% in 2011 Wafer Starts [300 mm equiv. KWSM] DRAM WW monthly wafer production split by node 0 200 400 600 800 1000 1200 1400 1600 8x nm - 200 mm 9x nm - 200 mm 1XX nm - 200 mm Max. capacity 6x nm 8x nm 9x nm 2x nm 3x nm 4x nm 5x nm Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2008 2009 2010 2011

Similar pattern in NAND demand* NAND WW monthly wafer starts split by node Wafer Starts [300 mm equiv. KWSM] Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2008 2009 2010 2011 Source: ASML Simulation Model (6/10) * Litho demand consistent with Gartner bit growth demand forecast of 70% in 2010 and 76% in 2011 0 200 400 600 800 1000 1200 1400

Entire Logic/MPU segment has been reducing capacity since 2005! *includes 100, 125, 150 and 200 mm fabs Total (foundry + logic/MPU) capacity: Retirement analysis 300 mm ^ 200 mm (including retirement or transfer) 200 + 300 mm combined (incl. retirement) 0 250 500 750 1000 1250 1500 1750 2000 2250 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 Wafer capacity (300 mm equiv. KWSM) About 60 KWSM (300 mm equiv.) Logic & MPU capacity per year retired or transferred to another segment for ^200 mm fabs Source: Gartner (4/10), SEMI (3/10)

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2008 2009 2010 2011 Logic builds capacity to meet forecasted demand Logic+DSP+MCU 300mm WW monthly wafer starts split by node Source: ASML Simulation model (6/10) Estimated unit growth 20% in 2010 and 17% in 2011 0 100 200 300 400 500 600 700 800 Wafer KWSM 6x nm 9x nm 130 nm 2x nm 3x nm 4x nm 5x nm

Semiconductor manufacturers need new factories Publicly announced new fabs with ramp starting in 2010/2011 Hybrid memory (DRAM and NAND) - 1 fab NAND - 2 fabs Foundry/Logic - 5 fabs Under discussion Hybrid memory - 1 fab DRAM - 2 fabs MPU - 1 fab Foundry - 2 fabs

ASML business update

TWINSCAN NXT maturing for volume chip manufacturing

- Volume semiconductor production started on TWINSCAN NXT at several customers
- Proven industry leading performance of CD imaging uniformity well below 1 nm and overlay of less than 2 nm
- Booked 15 systems in Q2
- Backlog 38 systems end Q2
- Around 500,000 wafers have been exposed on NXT machines

/ Slide 28

ASML

Holistic litho products Rapid customer adoption All leading edge scanners sold includes one or more holistic litho components High demand for field upgrades Positive effect on both system and service sales Optimizes manufacturing tolerances while shrinking chip features and provide faster start production of new chip designs

EUV - NXE:3100 six machines to ship in next 12 months Completing integration tests

Outlook and summary

Q3 2010 outlook Net sales expected around € 1.1 billion Gross margin expected of about 43% in Q3 R&D is expected at € 137 million net of credits SG&A is expected at € 50 million Q3 bookings levels anticipated around € 1.3 billion ASML 2010 sales expectations revised upward to 10% - 15% above the peak sales level of € 3.8 billion with operating leverage providing record profitability